News Release

Sun Life Financial

Sun Life Financial announces appointment of Helena Pagano as Executive Vice-President, Chief Human Resources and Communications Officer

TORONTO, ON – June 20, 2018– Sun Life Financial Inc. (TSX:SLF) (NYSE: SLF) is pleased to announce the appointment of Helena Pagano as Executive Vice-President, Chief Human Resources and Communications Officer, effective June 11, 2018.

Reporting to Dean Connor, President and Chief Executive Officer, Helena is responsible for leading Sun Life's enterprise-wide human resources and communications strategies, programs and governance. It is a critically important role as we drive for a disproportionate share of top talent, wrapped in a diverse, inclusive and engaging culture.

"Since joining Sun Life, Helena has had a big impact, enhancing our approach to global wellness, data and analytics, and our employee agile program," said Dean Connor, President and CEO, Sun Life Financial. "She demonstrates the leadership and forward-thinking that will continue to support our Client For Life strategy and purpose of helping Clients achieve financial security and live healthier lives."

Helena brings deep global human resources expertise, with more than 20 years in financial services supporting retail and institutional businesses. Prior to joining Sun Life, she held several senior roles in financial services. She joins an Executive Team committed to creating a diverse and inclusive workforce, which includes strong female representation in leadership roles. Helena succeeds Carrie Blair who announced her retirement from Sun Life earlier this year.

Helena is a Board Member of the Artists' Health Alliance and is a member of the United Way's Major Individual Giving Cabinet.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2018, Sun Life Financial had total assets under management of $979 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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Media Relations Contact:
Irene Poon
Manager, Media & PR
Corporate Communications
T. 647-256-2596
irene.poon@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com